April 15, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Matthew Derby

Re:	Socket Mobile, Inc.

Registration Statement on Form S-3

Filed April 12, 2021

File No. 333-255186

Acceleration Request

Requested Date: April 19, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Socket Mobile, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-255186) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 714-8504.

Please direct any questions or comments regarding this acceleration request to Herbert P. Fockler at (650) 714-8504.

*****

Sincerely,

SOCKET MOBILE, INC.

By: /s/ Lynn Zhao

Lynn Zhao

Vice President of Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer)

cc: Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation